                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                      ------------------------------------


                                SCHEDULE 14D-1/A

              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 5)
                               (FINAL AMENDMENT)

                                      AND

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934


                      ------------------------------------


                       ANGELES INCOME PROPERTIES, LTD. II
                           (Name of Subject Company)

                         BROAD RIVER PROPERTIES, L.L.C.
                           INSIGNIA PROPERTIES, L.P.
                           INSIGNIA PROPERTIES TRUST
                         INSIGNIA FINANCIAL GROUP, INC.
                                   (Bidders)

                     UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

                                      NONE
                     (Cusip Number of Class of Securities)

                      ------------------------------------


                                JEFFREY P. COHEN
                             SENIOR VICE PRESIDENT
                         INSIGNIA FINANCIAL GROUP, INC.
                          375 PARK AVENUE, SUITE 3401
                            NEW YORK, NEW YORK 10152
                                 (212) 750-6070
            (Name, Address and Telephone Number of Person Authorized
          to Receive Notices and Communications on Behalf of Bidders)

                                    COPY TO:

                              JOHN A. HEALY, ESQ.
                                 ROGERS & WELLS
                                200 PARK AVENUE
                            NEW YORK, NEW YORK 10166
                                 (212) 878-8000

                      ------------------------------------



----------------------------------                                                     -----------------------------------
CUSIP No.   NONE                                     14D-1/A AND 13D                                  Page 2
----------------------------------                                                     -----------------------------------

========================================================================================================================
    1.       Name of Reporting Persons
             S.S. or I.R.S. Identification Nos. of Above Persons

                                        BROAD RIVER PROPERTIES, L.L.C.
------------------------------------------------------------------------------------------------------------------------
    2.       Check the Appropriate Box if a Member of a Group

                                                                                                               (a)  [ ]

                                                                                                               (b)  [X]
------------------------------------------------------------------------------------------------------------------------
    3.       SEC Use Only
------------------------------------------------------------------------------------------------------------------------
    4.       Sources of Funds

                                         AF
------------------------------------------------------------------------------------------------------------------------
    5.       Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f)

                                                                                                                    [ ]
------------------------------------------------------------------------------------------------------------------------
    6.       Citizenship or Place of Organization

                                        DELAWARE
------------------------------------------------------------------------------------------------------------------------
    7.       Aggregate Amount Beneficially Owned by Each Reporting Person

                                        12,858
------------------------------------------------------------------------------------------------------------------------
    8.       Check if the Aggregate Amount in Row 7 Excludes Certain Shares

                                                                                                                    [ ]
------------------------------------------------------------------------------------------------------------------------
    9.       Percent of Class Represented by Amount in Row 7

                                        12.9%
------------------------------------------------------------------------------------------------------------------------
   10.       Type of Reporting Person

                                        OO
========================================================================================================================




----------------------------------                                                     -----------------------------------
CUSIP No.   NONE                                     14D-1/A AND 13D                                  Page 3
----------------------------------                                                     -----------------------------------

========================================================================================================================
    1.       Name of Reporting Persons
             S.S. or I.R.S. Identification Nos. of Above Persons

                                        INSIGNIA PROPERTIES, L.P.
------------------------------------------------------------------------------------------------------------------------
    2.       Check the Appropriate Box if a Member of a Group

                                                                                                               (a) [ ]

                                                                                                               (b) [X]
------------------------------------------------------------------------------------------------------------------------
    3.       SEC Use Only
------------------------------------------------------------------------------------------------------------------------
    4.       Sources of Funds

                                        WC
------------------------------------------------------------------------------------------------------------------------
    5.       Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f)

                                                                                                                   [ ]
------------------------------------------------------------------------------------------------------------------------
    6.       Citizenship or Place of Organization

                                        DELAWARE
------------------------------------------------------------------------------------------------------------------------
    7.       Aggregate Amount Beneficially Owned by Each Reporting Person

                                        12,858
------------------------------------------------------------------------------------------------------------------------
    8.       Check if the Aggregate Amount in Row 7 Excludes Certain Shares

                                                                                                                   [ ]
------------------------------------------------------------------------------------------------------------------------
    9.       Percent of Class Represented by Amount in Row 7

                                        12.9%
------------------------------------------------------------------------------------------------------------------------
   10.       Type of Reporting Person

                                        PN
========================================================================================================================






----------------------------------                                                     -----------------------------------
CUSIP No.   NONE                                     14D-1/A AND 13D                                  Page 4
----------------------------------                                                     -----------------------------------

========================================================================================================================

    1.       Name of Reporting Persons
             S.S. or I.R.S. Identification Nos. of Above Persons

                                        INSIGNIA PROPERTIES TRUST
------------------------------------------------------------------------------------------------------------------------
    2.       Check the Appropriate Box if a Member of a Group

                                                                                                               (a) [ ]

                                                                                                               (b) [X]
------------------------------------------------------------------------------------------------------------------------
    3.       SEC Use Only
------------------------------------------------------------------------------------------------------------------------
    4.       Sources of Funds

                                        NOT APPLICABLE
------------------------------------------------------------------------------------------------------------------------
    5.       Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f)

                                                                                                                   [ ]
------------------------------------------------------------------------------------------------------------------------
    6.       Citizenship or Place of Organization

                                        MARYLAND
------------------------------------------------------------------------------------------------------------------------
    7.       Aggregate Amount Beneficially Owned by Each Reporting Person

                                        12,858
------------------------------------------------------------------------------------------------------------------------
    8.       Check if the Aggregate Amount in Row 7 Excludes Certain Shares

                                                                                                                   [ ]
------------------------------------------------------------------------------------------------------------------------
    9.       Percent of Class Represented by Amount in Row 7

                                        12.9%
------------------------------------------------------------------------------------------------------------------------
   10.       Type of Reporting Person

                                        OO
========================================================================================================================



----------------------------------                                                     -----------------------------------
CUSIP No.   NONE                                     14D-1/A AND 13D                                  Page 5
----------------------------------                                                     -----------------------------------

========================================================================================================================
    1.       Name of Reporting Persons
             S.S. or I.R.S. Identification Nos. of Above Persons

                                        INSIGNIA FINANCIAL GROUP, INC.
------------------------------------------------------------------------------------------------------------------------
    2.       Check the Appropriate Box if a Member of a Group

                                                                                                               (a)  [ ]

                                                                                                               (b)  [X]
------------------------------------------------------------------------------------------------------------------------
    3.       SEC Use Only
------------------------------------------------------------------------------------------------------------------------
    4.       Sources of Funds

                                        NOT APPLICABLE
------------------------------------------------------------------------------------------------------------------------
    5.       Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f)

                                                                                                                   [ ]
------------------------------------------------------------------------------------------------------------------------
    6.       Citizenship or Place of Organization

                                        DELAWARE
------------------------------------------------------------------------------------------------------------------------
    7.       Aggregate Amount Beneficially Owned by Each Reporting Person

                                        12,858
------------------------------------------------------------------------------------------------------------------------
    8.       Check if the Aggregate Amount in Row 7 Excludes Certain Shares

                                                                                                                   [ ]
------------------------------------------------------------------------------------------------------------------------
    9.       Percent of Class Represented by Amount in Row 7

                                        12.9%
------------------------------------------------------------------------------------------------------------------------
   10.       Type of Reporting Person

                                        CO
========================================================================================================================





----------------------------------                                                     -----------------------------------
CUSIP No.   NONE                                     14D-1/A AND 13D                                  Page 6
----------------------------------                                                     -----------------------------------

========================================================================================================================
    1.       Name of Reporting Persons
             S.S. or I.R.S. Identification Nos. of Above Persons

                                        ANDREW L. FARKAS
------------------------------------------------------------------------------------------------------------------------
    2.       Check the Appropriate Box if a Member of a Group

                                                                                                               (a) [ ]
                                                                                                               (b) [X]
------------------------------------------------------------------------------------------------------------------------
    3.       SEC Use Only
------------------------------------------------------------------------------------------------------------------------
    4.       Sources of Funds

                                        NOT APPLICABLE
------------------------------------------------------------------------------------------------------------------------
    5.       Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f)

                                                                                                                   [ ]
------------------------------------------------------------------------------------------------------------------------
    6.       Citizenship or Place of Organization

                                        UNITED STATES
------------------------------------------------------------------------------------------------------------------------
    7.       Aggregate Amount Beneficially Owned by Each Reporting Person

                                        12,858
------------------------------------------------------------------------------------------------------------------------
    8.       Check if the Aggregate Amount in Row 7 Excludes Certain Shares

                                                                                                                   [ ]
------------------------------------------------------------------------------------------------------------------------
    9.       Percent of Class Represented by Amount in Row 7

                                        12.9%
------------------------------------------------------------------------------------------------------------------------
   10.       Type of Reporting Person

                                        IN
========================================================================================================================


                 AMENDMENT NO. 5 TO SCHEDULE 14D-1/SCHEDULE 13D

     This Amendment No. 5 constitutes (i) the final Amendment to the Tender Offer Statement on Schedule 14D-1 of Broad River Properties, L.L.C. (the "Purchaser"), Insignia Properties, L.P. ("IPLP"), Insignia Properties Trust ("IPT") and Insignia Financial Group, Inc. ("Insignia"), originally filed with the Commission on April 27, 1998, as amended by Amendment No. 1 filed with the Commission on May 8, 1998, Amendment No. 2 filed with the Commission on May 26, 1998, Amendment No. 3 filed with the Commission on June 1, 1998 and Amendment No. 4 filed with the Commission on June 3, 1998 (the "Schedule 14D-1"); and
(ii) the initial Statement on Schedule 13D of the Purchaser, IPLP, IPT, Insignia and Andrew L. Farkas (and together with the Schedule 14D-1, the "Schedules"). The Schedules relate to the tender offer of the Purchaser to purchase up to 40,000 of the outstanding units of limited partnership interest (the "Units") of Angeles Income Properties, Ltd. II at a purchase price of $160 per Unit, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 24, 1998 (the "Offer to Purchase"), the First Supplement to the Offer to Purchase, dated May 8, 1998 (the "Supplement"), and the related Assignment of Partnership Interest (which, together with any supplements or amendments, collectively constitute the "Offer"). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 14D-1, the Offer to Purchase and the Supplement.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a)-(b) At 5:00 p.m., New York time, on Tuesday, June 2, 1998, the Offer expired pursuant to its terms. A total of 8,908 Units, representing approximately 8.9% of the outstanding Units, were validly tendered and not withdrawn pursuant to the Offer. The Purchaser has accepted for payment, and the Depositary has mailed checks in payment of, all of those Units at the purchase price of $160 per Unit.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

     (z)(2) Agreement of Joint Filing, dated July 6, 1998, among the Purchaser, IPLP, IPT, Insignia and Andrew L. Farkas.

                                   SIGNATURE


     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 6, 1998


BROAD RIVER PROPERTIES, L.L.C.              INSIGNIA FINANCIAL GROUP, INC.


By: /s/ JEFFREY P. COHEN                    By: /s/ FRANK M. GARRISON
   -------------------------------             --------------------------------
    Jeffrey P. Cohen                            Frank M. Garrison
    Manager                                     Executive Managing Director



INSIGNIA PROPERTIES, L.P.                   SOLELY FOR PURPOSES OF, AND INSOFAR
                                            AS THIS FILING CONSTITUTES, THE
By: Insignia Properties Trust,              STATEMENT ON SCHEDULE 13D
    its General Partner


By: /s/ JEFFREY P. COHEN                    /s/ ANDREW L. FARKAS
   -------------------------------          -----------------------------------
    Jeffrey P. Cohen                        ANDREW L. FARKAS
    Senior Vice President



INSIGNIA PROPERTIES TRUST


By: /s/ JEFFREY P. COHEN
   -------------------------------
    Jeffrey P. Cohen
    Senior Vice President


     KNOW ALL MEN BY THESE PRESENTS, that the person whose signature appears below constitutes and appoints Jeffrey P. Cohen his true and lawful attorney-in-fact and agent to sign in any and all capacities any and all amendments to this Statement on Schedule 13D and to file the same with all exhibits thereto and other documents in connection therewith with the Securities and Exchange Commission, granting to such attorney-in-fact and agent full power and authority to do all such other acts and execute all such other documents as he may deem necessary or desirable in connection with the foregoing, as fully as the undersigned might or could do in person, hereby ratifying and confirming that such attorney-in-fact and agent may lawfully do or cause to be done by virtue hereof.


/s/ ANDREW L. FARKAS
-----------------------------------
Andrew L. Farkas
Dated:  July 6, 1998

                                 EXHIBIT INDEX
                                 -------------


EXHIBIT NO.                      DESCRIPTION
-----------                      -----------

 (z)(2) Agreement of Joint Filing, dated July 6, 1998, among the Purchaser, IPLP, IPT, Insignia and Andrew L. Farkas.